June 25, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form S-1 (Registration No. 333-88618)

Ladies and Gentlemen:

     Cinemark, Inc., a Delaware corporation (the “Company”), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, the registration statement on Form S-1, including all amendments and exhibits thereto (the “Registration Statement”) (Registration Statement No. 333-88618), filed by the Company with the Securities and Exchange Commission on May 17, 2002.

     The Registration Statement is being withdrawn because the Company decided not to pursue the issuance of shares pursuant to the Registration Statement. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement.

     If you have any questions regarding this request for withdrawal, please contact the undersigned.

Very truly yours, CINEMARK, INC.
By:
Michael Cavalier
Vice President – General Counsel

cc:	Mr. S. Scott Lieberman
Terry M. Schpok, P.C.